January 23, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Grizeskiewicz

RE: THE TAIWAN FUND, INC. File No. 811-04893

Dear Mr. Grizeskiewicz:

This letter is written in response to the comments that you provided on January 19, 2012 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on January 12, 2012. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: With regard to Proposal 2, please describe the history of the management of the Fund by Martin Currie, Inc. (“Martin Currie”) and APS Asset Management Pte Ltd (“APS”) including the length of time served by each.

Response: The Registrant will add the following disclosure as the first paragraph under the heading “Proposal 2 – Approval of Proposed Investment Advisory and Management Agreement and Sub-Advisory Agreement”:

In July 2011, in anticipation of a change in the personnel at Martin Currie, Inc. (“Martin Currie”) who were managing the Fund’s portfolio (the “Former Portfolio Managers”) the Board of Directors of the Fund (the “Board”), all of whom are Independent Directors, determined that it would be appropriate for the Board to review the arrangements for the management of the Fund’s assets and consider engaging a different investment adviser for the Fund. On November 9, 2011, the change in personnel occurred and the Fund entered into interim arrangements with Martin Currie and APS Asset Management Pte Ltd (“APS”) to manage the Fund’s portfolio until the Board could complete its review of various options and permanent management arrangements could be put in place. As further described below, in January 2012, the Board completed its review of potential candidates for investment adviser and approved the Proposed Agreements under which Martin Currie will continue to act as the investment adviser, and APS as the sub-adviser, to the Fund.

2. Comment: In the discussion of the approval process for the proposed investment advisory and sub-advisory agreements, please consider including an explicit statement that the Board has concluded its search for a new manager.

Response: The Registrant will revise the second paragraph under the heading “Proposal 2 – Approval of Proposed Investment Advisory and Management Agreement and Sub-Advisory Agreement – Approval Process” to read as follows:

At the Board meeting on October 26, 2011, with all Directors present, each of the Candidates made a presentation to the Board and responded to questions from the Board. Following the presentations, the Board discussed the relative merits of each Candidate and determined that further information should be requested from the candidates. The Board determined that it would be appropriate to enter into interim arrangements with Martin Currie and APS while the Board continued to consider permanent arrangements for the management of the Fund. At the Board meeting on October 26, 2011, the Board approved the Current Agreements with Martin Currie and APS on an interim basis. At the Board meeting held on January 5, 2012, the Board concluded its review of potential candidates for investment adviser with ~~approved~~ the selection of Martin Currie ~~as the investment adviser for the Fund with~~ and APS ~~as the sub-adviser for the Fund~~, approved the Proposed Agreements and agreed to submit the ~~selection of Martin Currie and APS~~ Proposed Agreements for approval by the Fund's stockholders at the next annual stockholders meeting in February 2012.

3. Comment: Please clarify the division of duties between Martin Currie and APS.

Response: The Registrant will revise the second paragraph under the heading “Proposal 2 – Approval of Proposed Investment Advisory and Management Agreement and Sub-Advisory Agreement” to read as follows:

The Proposed Agreements provide for Martin Currie and APS to provide substantially the same investment advisory and management services as each of them provides under the Current Agreements. Martin Currie’s and APS’ duties under the Proposed Agreements include making investment decisions, supervising the acquisition and disposition of investments and selecting brokers or dealers to execute these transactions in accordance with the Fund’s investment objective and policies and within the guidelines and directions established by the Fund’s Board of Directors. Under the Current Agreements and the Proposed Agreements, Martin Currie is responsible for overseeing the portfolio management services provided by APS and APS is responsible for determining the portfolio investments made on behalf of the Fund on a day-to-day basis.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, The Taiwan Fund, Inc.